                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                              BUFFTON CORPORATION
           ---------------------------------------------------------
                               (Name of Issuer)

                         COMMON STOCK, $.05 par value
           ---------------------------------------------------------
                        (Title of Class of Securities)

                                   119885200
           ---------------------------------------------------------
                                (CUSIP Number)

                          Andrew C. Culbert, Esquire
                          Masterman, Culbert & Tully
                                One Lewis Wharf
                               Boston, MA 02110
                                (617) 227-8010

           ---------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                April 11, 1997
          ----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

          Check the following box if a fee is being paid with the statement [_].

                                 SCHEDULE 13-D

1.        Names of Reporting persons:

          Alan Tremain - SS No. or IRS Identification No. of above persons

          --------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group

                                (a)  ________
                                (b)      X   *
                                     --------
          * Messrs Tremain and Mathot are filing jointly solely because each entered into an agreement with Issuer, following joint negotiations with the Issuer, which resulted in the acquisition of the Common Stock which is the subject of this filing.

          --------------------------------------------------------------
3.        SEC Use Only


          --------------------------------------------------------------
4.        Source of Funds

                                       SC

          --------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

                                     ______

          --------------------------------------------------------------
6.        Citizenship of Place of Organization

          Mr. Tremain is a citizen of the United Kingdom.

          --------------------------------------------------------------
          7.        Sole Voting Power
Number of
Shares              430,000
Owned     --------------------------------------------------------------
By Each   8.        Shared Voting Power
Reporting
Person              -0-
With      --------------------------------------------------------------
          9.        Sole Dispositive Power

                          430,000
             -----------------------------------------------------------
             10.          Shared Dispositive Power

                          -0-
             -----------------------------------------------------------
11.          Aggregate Amount Beneficially owned by Reporting Persons

              180,000     Actual Ownership
              250,000     Stock Option
             --------
              430,000

             -----------------------------------------------------------
12.          Check Box if the Aggregate Amount of (11) Excludes ______ Certain
             Shares

             -----------------------------------------------------------
13.          Percent of Class Represented by Amount of Row (11)

             5.4% (fully diluted), based on 7,713,928 Shares outstanding as of April 11, 1997, plus the 250,000 shares represented by the Stock Option currently exercisable by Mr. Tremain.

             -----------------------------------------------------------
14.          Type of Reporting Person

                                       IN

                                 SCHEDULE 13-D

1.        Name of Reporting persons:

          Jean-Claude Mathot - SS No. or IRS Identification No. of above person.

          --------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group

                                (a) ________
                                (b)     X    *
                                    --------
          * Messrs Tremain and Mathot are filing jointly solely because each entered into an agreement with Issuer, following joint negotiations with the Issuer, which resulted in the acquisition of the Common Stock which is the subject of this filing.

          --------------------------------------------------------------
3.        SEC Use Only


          --------------------------------------------------------------
4.        Source of Funds

                                       SC

          --------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

                                     ______

          --------------------------------------------------------------
6.        Citizenship of Place of Organization

          Mr. Mathot is a citizen of the United States of America.

          --------------------------------------------------------------
          7.           Sole Voting Power
Number of
Shares                 385,000
Owned     --------------------------------------------------------------
By Each   8.           Shared Voting Power
Reporting
Person                 -0-
With
          --------------------------------------------------------------
          9.           Sole Dispositive Power

                       385,000
          --------------------------------------------------------------
          10.          Shared Dispositive Power

                       -0-
          --------------------------------------------------------------
  11.     Aggregate Amount Beneficially owned by Reporting Persons

          135,000    Actual Ownership
          250,000    Stock Option
          -------
          385,000

          --------------------------------------------------------------
12.       Check Box if the Aggregate Amount of (11) Excludes ______ Certain
          Shares

          --------------------------------------------------------------
13.       Percent of Class Represented by Amount of Row (11)

          4.83% (fully diluted), based on 7,713,928 Shares outstanding as of April 11, 1997, plus the 250,000 shares represented by the Stock Option currently exercisable by Mr. Mathot.

          --------------------------------------------------------------
14.       Type of Reporting Person

                                       IN



CUSIP No. 119885200



                           STATEMENT FOR SCHEDULE 13D
                           --------------------------

Item 1.   SECURITY AND ISSUER.

     The class of equity securities to which this Statement relates is the common stock, $.05 par value (the "Common Stock"), of Buffton Corporation, a Delaware corporation (the "Issuer"), whose principal executive office is located at 226 Bailey Avenue, Suite 101, Fort Worth, Texas 76107.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a)  The reporting persons are Alan Tremain and Jean-Claude Mathot.

     (b) Mr. Tremain's and Mr Mathot's business address is 380 South County Road, Suite 200, Palm Beach, Florida 33480.

     (c) Mr. Tremain is employed as Chairman of the Board of the Issuer. Mr Mathot is employed as President and Chief Operating Officer of the Issuer. The Issuer's address is 226 Bailey Avenue, Suite 101, Fort Worth, Texas 76107.


     (d) Neither Mr. Tremain nor Mr. Mathot have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither Mr. Tremain nor Mr. Mathot have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which proceeding resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Tremain is a citizen of the United Kingdom. Mr. Mathot is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          On April 11, 1997, Mr. Tremain and Mr. Mathot received 180,000 shares and 120,000 shares, respectively, of the Issuer's Common Stock from the Issuer in connection with its acquisition of all of the outstanding stock of Hotels of Distinction, Inc. a Florida corporation, pursuant to the terms of a certain Stock Exchange Agreement among the Issuer and Messrs. Tremain and Mathot dated April 11, 1997 (the "Stock Agreement"), a copy of which is attached to this filing as Exhibit 1. In addition, pursuant to Non-Qualified Stock Option Agreements (the " Stock Option Agreement or Agreements") entered into by the Issuer and each of Messrs. Tremain and Mathot dated April 11, 1997, a copy of each of which is attached to this filing as Exhibits 2A and 2B, respectively, Messrs. Tremain and Mathot each received an option to acquire 250,000 shares of the Issuer's Common Stock. These stock options, (the "Stock Options"), issued in connection with the employment by Issuer of Messrs. Tremain and Mathot, are immediately exercisable, in whole or in part, at $3.00 per share, $.25 higher than the market price quoted at the close on the American Stock Exchange on the date of grant, and expire in five years.

ITEM 4.   PURPOSE OF TRANSACTION.

     The acquisitions of the Common Stock of the Issuer by Mr. Tremain and Mr. Mathot are for investment purposes of each.

     (a) The Stock Agreement requires each of Messrs Tremain and Mathot to acquire an additional 100,000 shares of the Issuer's Common Stock (85,000 in fact for Mathot as he previously had acquired 15,000) in the market within 120 days of the consummation of the sale of the assets of Current Technology, Inc., the Issuer's power quality products business, to Danaher Corporation previously announced by Issuer and reported by it on Current Report on Form 8-K/A filed on April 14, 1997, provided that Messrs. Tremain and Mathot are able to purchase such shares at a market price of $3.00 per share or less. Although Messrs Tremain and Mathot have no specific plan or proposal to acquire any additional securities of the Issuer (except as required by the Stock Agreement), or dispose of any securities of the Issuer, either of them may acquire additional securities of the Issuer, or dispose of additional securities of the Issuer, depending upon then existing market conditions and usual and customary investment considerations and decisions.

     (b)-(j) Messrs. Tremain and Mathot are not considering any plans or proposals which would relate to or result in any of the matters set forth in subparagraph (b) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Persons beneficially own in the aggregate a total of 315,000 shares of the Common Stock of the Issuer, or approximately 4.08% of all the issued and outstanding shares of Common Stock of the Issuer as of April 11, 1997. The Reporting Persons have immediately exercisable Stock Options, exercisable for up to 500,000 shares of Common Stock in the aggregate for five years at an exercise price of $3.00 per share, so that on a fully diluted basis, the Reporting Persons own or have the right to own in the aggregate 815,000 shares of the Common Stock, or approximately 9.92% of the issued and outstanding shares of the Common Stock of the Issuer as of April 11, 1997 plus the 500,000 shares which would have been issued on exercise of their Stock Options. As of April 21, the market price of the Common Stock at the close on the American Stock Exchange was $2.69.

(b) Mr. Tremain has the sole power to vote or direct the vote of 180,000 shares of the issuer's Common Stock or, on a fully diluted basis on exercise of his Stock Option, 430,000 shares of the Issuer's Common Stock, and the sole power to dispose or direct the disposition of 430,000 shares of such Common Stock on a fully diluted basis, subject, however, to the terms of the following Agreements. The Stock Option Agreement provides that Mr. Tremain's Stock Option terminates upon resignation from employment by Mr. Tremain or upon termination by the Issuer of employment of Mr. Tremain for cause. Additionally, the Stock Option Agreement does not permit transfer of the Stock Option by will or by the laws of descent and distribution. It does permit exercise of the Stock Option by his estate for 180 days following his death. Finally, certain provisions contained in an Employment Agreement dated as of April 11, 1997 between Mr. Tremain and the Issuer (the "Tremain Employment Agreement"), attached as Exhibit 3A and incorporated herein by reference, requires that Mr. Tremain sell to the Issuer, in the event he should resign prior to the first anniversary of his employment by the Issuer, the 180,000 shares of Common Stock which he acquired as consideration for his stock in Hotels of Distinction, Inc. ("Hotels") at 50% of the then market value of the Common Stock, any shares of Common Stock obtained by Mr. Tremain upon exercise of any of his Stock Option and those shares of Common Stock required to be purchased by him under the Stock Agreement, all as more specifically described in the second paragraph of Section 7.E. of the Tremain Employment Agreement,
Exhibit 3A, which paragraph is incorporated herein by reference. Upon termination of the Tremain Employment Agreement by the Issuer without cause, the Tremain Employment Agreement provides that Mr. Tremain may require the Issuer to purchase certain of the shares of Common Stock beneficially owned by him as described more specifically in Section 7.A. of the Tremain Employment Agreement,
Exhibit 3A, which Section is incorporated herein by reference.

     Mr. Mathot has the sole power to vote or direct the vote of 135,000 shares of the Issuer's Common Stock, or 385,000 shares on a fully diluted basis upon his exercise of his Stock Option, and the sole power to dispose or direct the disposition of 385,000 shares of the Issuer's Common Stock on a fully diluted basis, subject to the Stock Option Agreement, Exhibit 3B, on the same terms as those applicable to Mr. Tremain and as further limited by an Employment Agreement dated as of April 11, 1997 entered into by Mr. Mathot and the Issuer (the "Mathot Employment Agreement"), attached as Exhibit 3B and incorporated herein by reference. The same restrictions and terms with respect to his interest in the Common Stock are contained in the same paragraph and/or Sections in the Mathot Employment Agreement as are contained in the Tremain Employment Agreement.

     (c) During the sixty (60) days preceding the date hereof, Messrs.. Tremain and Mathot or their affiliate, Hotels of Distinction, Inc., ("Hotels"), entered into the following transactions on behalf of themselves or their affiliate as indicated:

                    02/21/97 Hotels sold 10,000 shares at $2.6875
                    02/21/97 Hotels sold 40,000 shares at $2.625
                    02/21/97 Mr. Tremain sold 2,000 shares at $2.875 03/31/97 Mr. Mathot purchased 20,000 shares at $2.75 04/09/97 Mr. Mathot sold 5,000 shares at $2.625

     (d)  None.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Reporting Persons entered into the Stock Agreement (Exhibit 1) with the Issuer by which they acquired, in the aggregate, 300,000 shares of the Issuer's Common Stock. The Stock Agreement obligates the Reporting Persons to acquire an additional 200,000 shares (100,000 each) of Common Stock within 120 days following consummation of the sale of Current Technology, Inc. referred to in
Item 4(a) above, provided that the market price does not exceed $3.00 per share (less any shares which either of the Reporting Persons may have acquired in the market prior to such time).

     The Stock Agreement grants the Reporting Persons certain registration rights with respect to the shares of Common Stock which are owned or may be owned by them. The Reporting Persons together are entitled to one demand registration right at the Issuer's expense for no fewer than 100,000 shares and each Reporting Person has unlimited "piggy-back" registration rights at the Issuer's expense, in any case for any and all shares of Common Stock of the Issuer held by either of the Reporting Persons at the time of such registration. The specific terms and conditions of such registration rights are contained in the Stock Agreement (Exhibit 1) at Section 8 which Section is incorporated herein by reference.

     Messrs. Tremain and Mathot have each entered into an Employment Agreement with the Issuer (Exhibits 3A and 3B, respectively), and into a Stock Option Agreement with the Issuer (Exhibits 2A and 2B, respectively), which contain contractual rights and obligations relating to the Common Stock of the Issuer as set forth in the Items above. Such Agreements are herein incorporated by reference.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     (a)  Exhibit 1 -  Stock Exchange Agreement dated April 11, 1997.

     (b) Exhibit 2A - Non-Qualified Stock Option Agreement dated April 11, 1997 (Tremain).

     (c) Exhibit 2B - Non-Qualified Stock Option Agreement dated April 11, 1997 (Mathot).

     (d)  Exhibit 3A - Employment Agreement dated April 11, 1997 (Tremain).

     (e)  Exhibit 3B - Employment Agreement dated April 11, 1997 (Mathot).

     (c)  Exhibit 4 -  Joint Filing Agreement.



                                  SIGNATURES
                                  ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 23, 1997


                                 /S/ Alan Tremain
                                 ----------------------------
                                 ALAN TREMAIN

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 23, 1997

                                /S/ Jean-Claude Mathtot
                               -----------------------------------
                               JEAN-CLAUDE MATHOT

                                       14